                                                Filed pursuant to Rule 424(b)(3)
                                                              File No. 333-43177

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JANUARY 7, 1998)
                                3,000,000 SHARES

                               Health Care REIT
                                    [Logo]
             8 7/8% SERIES B CUMULATIVE REDEEMABLE PREFERRED STOCK
                   (Liquidation Preference $25.00 Per Share)
                               ------------------
    Dividends on the 8 7/8% Series B Cumulative Redeemable Preferred Stock, par value $1.00 per share (the "Series B Preferred Stock"), of Health Care REIT, Inc. (the "Company"), are cumulative from the date of original issue and are payable quarterly on or about the 15th day of January, April, July and October of each year, commencing on July 15, 1998, at the rate of 8 7/8% per annum of the $25.00 liquidation preference (the "Liquidation Preference") per share (equivalent to a fixed annual amount of $2.21875 per share). See "Description of Series B Preferred Stock -- Dividends."

    Except in certain circumstances relating to preservation of the Company's qualification as a real estate investment trust (a "REIT"), the Series B Preferred Stock is not redeemable prior to May 1, 2003. On and after such date, the Series B Preferred Stock may be redeemed for cash at the option of the Company, in whole or in part, at a redemption price of $25.00 per share, plus accrued and unpaid dividends thereon, if any, up to the redemption date. The Series B Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption and will not be convertible into any other security of the Company. See "Description of Series B Preferred
Stock -- Maturity" and " -- Redemption."

    In order to ensure that the Company continues to meet the requirements for qualification as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), the number of shares of the Series B Preferred Stock that may be owned by any single person or affiliated group will be restricted. See "Description of Series B Preferred Stock -- Restrictions on Ownership and Transfer."

    Application has been made to list the Series B Preferred Stock on the New York Stock Exchange (the "NYSE"), subject to official notice of issuance, under the symbol "HCN PrB." Trading of the Series B Preferred Stock on the NYSE is expected to commence within 30 days of initial delivery of the Series B Preferred Stock. While the Underwriters have advised the Company that they intend to make a market in the Series B Preferred Stock prior to commencement of trading on the NYSE, they are under no obligation to do so and no assurance can be given that a market for the Series B Preferred Stock will exist prior to commencement of trading. See "Underwriting."
                               ------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
  SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

===========================================================================================================
                                PRICE                     UNDERWRITING                   PROCEEDS
                                  TO                     DISCOUNTS AND                      TO
                              PUBLIC(1)                  COMMISSIONS(2)                 COMPANY(3)
-----------------------------------------------------------------------------------------------------------
Per Share...........            $25.00                      $0.7875                      $24.2125
Total(4)............         $75,000,000                   $2,362,500                  $72,637,500
===========================================================================================================

(1) Plus accrued distributions, if any, from the date of original issue.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(3) Before deducting expenses of the offering estimated at $250,000, payable by the Company.

(4) The Company has granted the Underwriters a 30-day option to purchase up to 450,000 additional shares of the Series B Preferred Stock, solely to cover over-allotments, if any. To the extent the option is exercised, the Underwriters will offer the additional shares of Series B Preferred Stock at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to Company will be $86,250,000, $2,716,875 and $83,533,125, respectively.
    See "Underwriting."
                               ------------------
    The shares of the Series B Preferred Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part, and to certain other conditions. It is expected that delivery of the shares of the Series B Preferred Stock will be made at the offices of BT Alex. Brown Incorporated, Baltimore, Maryland on or about May 13, 1998.

BT Alex. Brown
            Salomon Smith Barney
                         EVEREN Securities, Inc.
                                    Raymond James & Associates, Inc.

             THE DATE OF THIS PROSPECTUS SUPPLEMENT IS MAY 7, 1998

                       HEALTH CARE REIT, INC. PORTFOLIO
                            (as of March 31, 1998)


[Graphic material indicating the portfolio of the Company as of March 31, 1998, and Map of contiguous United States indicating states where the Company has facilities. Map legend indicates number and type of facilities.

Pie chart depicting portfolio asset mix of the Company as follows: 49% Assisted Living Facilities; 33% Nursing Home; 11% Specialty Care Facilities; 6% Retirement Centers; and 1% Behavioral Care Facilities.

Pie chart depicting investment mix as follows: 52% Mortgage Loans; 46% Operating Leases; 1% Capital Leases; and 1% Direct Investments.]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SERIES B PREFERRED STOCK, INCLUDING STABILIZING, SYNDICATE COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus Supplement and the Prospectus. All capitalized terms used herein and not defined herein have the meaning provided in this Prospectus Supplement or under "Description of Series B Preferred Stock."

                                  THE COMPANY

     Health Care REIT, Inc. (the "Company") is a self-administered real estate investment trust that invests in health care facilities, primarily nursing homes, assisted living facilities and retirement centers. The Company also invests in specialty care facilities. As of March 31, 1998, long-term care facilities, which include nursing homes, assisted living facilities and retirement centers, comprised approximately 88% of the investment portfolio. Founded in 1970, the Company was the first real estate investment trust to invest exclusively in health care facilities.

     As of March 31, 1998, the Company had $830,219,000 of real estate investments, inclusive of credit enhancements, in 194 facilities located in 29 states and managed by 47 different operators. At that date, the portfolio included 120 assisted living facilities, 54 nursing homes, 12 retirement centers, six specialty care facilities and two behavioral care facilities.

                                  THE OFFERING

SECURITIES OFFERED.........  3,000,000 shares of 8 7/8% Series B Preferred Stock
                             (3,450,000 shares if the Underwriters'
                             over-allotment option is exercised in full).

MATURITY...................  The Series B Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption.

DIVIDENDS..................  Dividends on the Series B Preferred Stock will be cumulative from the date of original issue and are payable quarterly in arrears on or about the 15th day of January, April, July and October of each year, commencing July 15, 1998, at the rate of 8 7/8% of the $25.00 liquidation preference per share (equivalent to a fixed annual amount of $2.21875 per share). Dividends on the Series B Preferred Stock will accrue whether the Company has earnings, whether there are funds legally available for the payment of such dividends and whether such dividends are declared. See "Description of Series B Preferred Stock -- Dividends."

LIQUIDATION PREFERENCE.....  The Series B Preferred Stock will have a liquidation preference of $25.00 per share, plus an amount equal to any accrued and unpaid dividends thereon. See "Description of Series B Preferred Stock -- Liquidation Preferences."

REDEMPTION.................  Except in certain circumstances relating to the preservation of the Company's status as a REIT, the Series B Preferred Stock is not redeemable prior to May 1, 2003. On and after May 1, 2003, the Series B Preferred Stock will be redeemable for cash at the option of the Company, in whole or in part, at $25.00 per share, plus accrued and unpaid dividends thereon to the redemption date. The redemption price (other than the portion thereof consisting of accrued and unpaid dividends) is payable solely out of the sale proceeds of other capital stock of the Company, which may include shares of other series of preferred stock. See "Description of Series B Preferred Stock -- Redemption."

RANK.......................  The Series B Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of common stock of the Company, and to all equity securities ranking junior to the Series B Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company, (ii) on a parity with all equity securities issued by the Company, the terms of which specifically provide that such equity securities rank on a parity with the Series B Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company, and (iii) junior to all equity securities issued by the Company, the terms of which specifically provide that such equity securities rank senior to the Series B Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company.

VOTING RIGHTS..............  Holders of the Series B Preferred Stock will generally have no voting rights except as required by law. However, if dividends on the Series B Preferred Stock are in arrears for six or more quarterly periods, whether or not consecutive, holders of the Series B Preferred Stock (voting separately as a class with all other series of preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors to serve on the Board of Directors of the Company until all dividend arrearages have been paid. In addition, certain changes that would be materially adverse to the rights of holders of the Series B Preferred Stock cannot be made without the affirmative vote of the holders of two-thirds of the shares of Series B Preferred Stock, voting as a single class. See "Description of Series B Preferred Stock -- Voting Rights."

CONVERSION.................  The Series B Preferred Stock is not convertible or exchangeable for any other property or securities of the Company.

LISTING....................  The Company has applied for approval to list the
                             Series B Preferred Stock on the NYSE under the symbol "HCN PrB," and if so approved, trading is expected to commence within a 30-day period after the initial delivery of the Series B Preferred Stock.

USE OF PROCEEDS............  The net proceeds from the sale of the Series B
                             Preferred Stock offered hereby, $72.4 million ($83.3 million if the Underwriters' over-allotment option is exercised in full), will be used to invest in additional health care properties and repay the Company's revolving lines of credit arrangements.

                                  THE COMPANY

     Health Care REIT, Inc. (the "Company") is a self-administered real estate investment trust that invests in health care facilities, primarily nursing homes, assisted living facilities and retirement centers. The Company also invests in specialty care facilities. As of March 31, 1998, long-term care facilities, which include nursing homes, assisted living facilities and retirement centers, comprised approximately 88% of the investment portfolio. Founded in 1970, the Company was the first real estate investment trust to invest exclusively in health care facilities.

     As of March 31, 1998, the Company had $830,219,000 of real estate investments, inclusive of credit enhancements, in 194 facilities located in 29 states and managed by 47 different operators. At that date, the portfolio included 120 assisted living facilities, 54 nursing homes, 12 retirement centers, six specialty care facilities and two behavioral care facilities. At March 31, 1998, the Company had approximately $256,702,000 in unfunded commitments.

     The Company seeks to increase funds from operations and enhance shareholder value through relationship investing with public and emerging health care chains. The primary components of this strategy are set forth below.

     Relationship Investing. The Company establishes relationships with emerging health care companies and seeks to provide financing throughout their growth cycles. The Company targets companies with experienced management teams, substantial insider ownership interests, venture capital backing and significant growth potential.

     By maintaining close ties to health care operators, the Company is able to provide value added services and monitor its investments on an ongoing basis. Investments are designed to support the operator's business plan. Features typically include a two- to three-year, multi-facility financing with common terms and maturities, and periodic review of the program's continued efficacy. Economic terms typically include annual rate increases and fair market value based purchase options in operating leases, and may include contingent interest for mortgage loans.

     For certain investments, the Company receives additional economic benefits in the form of warrants or other similar equity instruments which provide the Company with the opportunity to share in an operator's enterprise value. In connection with an investment in Sterling House Corporation ("Sterling"), for example, the Company received warrants which were converted into 87,823 shares of Sterling stock at the time of its initial public offering. Sterling was subsequently acquired by Alternative Living Services ("ALS"), and the Company's shares in Sterling were converted into 96,605 shares of ALS. As of March 31, 1998, the ALS shares were recorded on the Company's balance sheet at a value of $3,188,000.

     By maintaining relationships within the health care venture capital community, management identifies potential new investment opportunities. In turn, because of management's experience, knowledge and contacts within various sectors of the health care industry, it is able to assist venture capital firms in identifying new portfolio company investment opportunities.

     Portfolio Management. Portfolio strength is derived from diversity by investment type, health care sector, operator and geographic location. The Company emphasizes investment structures that result in a predictable asset base with attendant recurring income and funds from operations. Generally, operating leases extend for a minimum ten-year period and mortgage loans provide five to seven years of prepayment protection. Portfolio strength is also evidenced by an operator base that has included an increasing percentage of public companies. At March 31, 1998, approximately 43% of the Company's investments were with publicly held companies.

     In addition, the Company believes that the portfolio has been strengthened by management's ability to identify early trends in the health care sector. In 1991, the Company initiated a review and analysis of the assisted living industry and made its first investment in this sector in 1992. The Company's investment portfolio currently includes such leading assisted living operators as Alternative Living Services, Inc., ARV Assisted Living, Inc., Atria Communities, Inc., CareMatrix Corporation, Emeritus Corporation, Greenbriar Corporation and Kapson Senior Quarters Corp.

     Depth of Management. The management team is comprised of seven individuals who have an aggregate of over 90 years of experience in health care real estate finance. George L. Chapman has been a member of senior management for over seven years and in 1996 became Chairman and Chief Executive Officer of the Company. Mr. Chapman and the management team have successfully implemented the Company's investment strategy of emphasizing relationship financings with established and emerging health care operators. This strategy has resulted in gross investments of more than $919,400,000 during the past five years.

THE PORTFOLIO

     The following table reflects the Company's portfolio as of March 31, 1998.

                                                                 NUMBER
                                       PERCENTAGE     NUMBER       OF     INVESTMENT      NUMBER       NUMBER
       TYPE OF        INVESTMENTS(1)       OF           OF       BEDS/     PER BED/         OF           OF
      FACILITY        (IN THOUSANDS)   PORTFOLIO    FACILITIES   UNITS     UNIT(2)     OPERATORS(3)   STATES(3)
      --------        --------------   ----------   ----------   ------   ----------   ------------   ---------
Assisted Living
  Facilities.........    $405,047          49%         120       8,213     $ 67,210         19           17
Nursing Homes........     273,800          33%          54       7,009       41,048         22           17
Specialty Care
  Facilities.........      92,460          11%           6         713      129,678          3            5
Retirement Centers...      48,324           6%          12       1,145       49,044          6            7
Behavioral Care
  Facilities.........      10,588           1%           2         294       36,013          1            1
                         --------         ----         ---       ------
  Totals.............    $830,219         100%         194       17,374
                         ========         ====         ===       ======

---------------

(1) Investments include real estate investments and credit enhancements, which amounted to $814,654,000 and $15,565,000, respectively.

(2) Investment Per Bed/Unit was computed by using the total investment amount of $998,907,000, which includes real estate investments, unfunded commitments for which initial funding has commenced, and credit enhancements which total $814,654,000, $168,688,000 and $15,565,000, respectively.

(3) The Company has investments in properties located in 29 states, managed by 47 different operators.

     From March 31, 1997 to March 31, 1998, the Company's net real estate investments increased 35%, to $810,117,000 from $599,575,000. During the same period, real property owned increased 92%, to $377,143,000 from $196,653,000 and mortgage and construction loans increased 7%, to $429,686,000 from $402,055,000. The Company provides construction financing only in conjunction with permanent financing.

     In determining whether to finance a facility, the Company places primary emphasis on the experience of the operator, the feasibility of the project, the financial strength of the borrower or lessee, the amount of security available to support the financing and the amount of capital that is being committed to the project by the borrower or lessee. In addition, the Company considers a variety of other factors, including the site's suitability, facility appraisal and environmental reports and the existence of certificate of need procedures or other barriers that limit the entry of competing facilities into the community.

     The Company regularly monitors its investments through a variety of methods depending on the operator and type of facility. These procedures include the receipt and review of facility and guarantor financial statements, periodic site visits, property reviews and conferences with operators. Such reviews of operators and facilities generally encompass licensure and regulatory compliance materials and reports, contemplated building improvements and other material developments.

     Investments are typically structured using operating leases or mortgage loans which are normally secured by guarantees and/or letters of credit. The Company typically finances up to 90% of the appraised value of the property.

     The Company's executive offices are located at One SeaGate, Suite 1500, Toledo, Ohio, 43604, and the telephone number is (419) 247-2800.

                              RECENT DEVELOPMENTS

     On April 21, 1998, the Company announced that the Board of Directors voted to declare a dividend of $0.545 on the Company's common stock, $1.00 par value per share ("Common Stock"), for the quarter ended March 31, 1998. The dividend is a one-half cent increase from the dividend paid for the fourth quarter of 1997 and represents the 108th consecutive dividend payment. The dividend on the Common Stock will be payable May 20, 1998 to holders of record on May 3, 1998.

                                USE OF PROCEEDS

     The net proceeds from the sale of the 3,000,000 shares of Series B Preferred Stock offered hereby are estimated to be $72.4 million ($83.3 million if the Underwriters' over-allotment option is exercised in full). The proceeds will be used to invest in additional health care properties and to repay the Company's revolving lines of credit arrangements. The Company has a $175,000,000 unsecured line of credit arrangement with a consortium of 12 banks and a $10,000,000 unsecured line of credit with one other bank, maturing on March 31, 2002 and January 31, 1999, respectively. As of April 24, 1998, the Company had an outstanding balance of $90.5 million under its revolving lines of credit arrangements, bearing interest at a rate of 7.64%.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of March 31, 1998, as adjusted to give effect to the sale of the Series B Preferred Stock offered hereby at a public offering price of $25.00 per share.

                                                                  MARCH 31, 1998
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                               ------     -----------
                                                                  (IN THOUSANDS)
Debt:
  Borrowings under lines of credit arrangements(1)..........  $ 49,000           --
  Senior Notes Due 1998, 2000 and 2003(2)...................    52,000       52,000
  Senior Notes Due 2001 and 2003............................    30,000       30,000
  Senior Notes Due 2000, 2002 and 2004......................    80,000       80,000
  Senior Notes Due 2008.....................................   100,000      100,000
  Other long-term obligations...............................     8,650        8,650
                                                              --------     --------
Total Debt..................................................   319,650      270,650
Shareholders' equity:
  Preferred Stock, $1.00 par value;
     Authorized -- 10,000,000 shares
     Series B Cumulative Redeemable Preferred Stock,
      3,000,000 shares issued and outstanding as adjusted...        --       75,000
  Common Stock, $1.00 par value;
     Authorized 40,000,000 shares
     Issued and outstanding -- 25,367,997(3)................    25,368       25,368
  Capital in excess of par value............................   461,102      458,489
  Undistributed net income..................................     9,103        9,103
  Unrealized gains on investment securities available for
     sale...................................................     5,009        5,009
  Unamortized restricted stock..............................    (3,481)      (3,481)
                                                              --------     --------
Total shareholders' equity..................................   497,101      569,488
                                                              --------     --------
Total capitalization........................................  $816,751     $840,138
                                                              ========     ========

---------------

(1) Approximately $90.5 million was outstanding under the Company's revolving lines of credit arrangements at April 24, 1998.

(2) The Senior Notes Due 1998 matured and were paid on April 8, 1998 in the amount of $22,000,000.

(3) Excludes: (i) 117,268 shares of Common Stock reserved for issuance pursuant to the Company's 1985 Incentive Stock Option Plan; (ii) 2,004,049 shares of Common Stock reserved for issuance pursuant to the Company's 1995 Stock Incentive Plan; (iii) 2,750 shares of Common Stock reserved for issuance under the Company's Stock Incentive Plan for Non-Employee Directors; and
    (iv) 766,100 shares of Common Stock reserved for issuance under the Company's dividend reinvestment plan.

                         SELECTED FINANCIAL INFORMATION

     The following selected financial data for the five years ended December 31, 1997 are derived from the audited consolidated financial statements of Health Care REIT, Inc. The financial data for the three month periods ended March 31, 1997 and March 31, 1998 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the financial position and the results of operation for these periods. Operating results for three months ended March 31, 1998 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1998. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference herein.

                                                                                       THREE MONTHS
                                           YEAR ENDED DECEMBER 31,                    ENDED MARCH 31,
                             ----------------------------------------------------   -------------------
                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
                               1993       1994       1995       1996       1997       1997       1998
                             --------   --------   --------   --------   --------   --------   --------
OPERATING DATA
Revenues...................  $ 36,018   $ 42,732   $ 44,596   $ 54,402   $ 73,308   $ 16,569   $ 21,226
Expenses:
  Interest expense.........    10,817      9,684     12,752     14,635     15,365      4,011      4,240
  Provision for
    depreciation...........       790      1,385      1,580      2,427      5,287      1,185      1,870
  General and
    administrative and
    other expenses(1)......     4,356      6,710     10,835      6,664      6,178      1,547      1,707
  Settlement of management
    contract(2)............        --         --      5,794         --         --         --         --
                             --------   --------   --------   --------   --------   --------   --------
Total expenses.............    15,963     17,779     30,961     23,726     26,830      6,743      7,817
                             --------   --------   --------   --------   --------   --------   --------
Net income.................  $ 20,055   $ 24,953   $ 13,635   $ 30,676   $ 46,478   $  9,826   $ 13,409
                             ========   ========   ========   ========   ========   ========   ========
PER SHARE
Net income(3):
  Basic....................  $   2.15   $   2.17   $   1.16   $   2.18   $   2.15   $   0.51   $   0.55
  Diluted..................      2.14       2.16       1.16       2.17       2.12       0.51       0.54
Dividends paid per share of
  Common Stock.............      1.93       2.01      2.075       2.08       2.11       0.52       0.54
BALANCE SHEET DATA
Real estate investments,
  net......................  $276,858   $318,433   $351,924   $512,894   $713,557   $599,575   $810,117
Total assets...............   285,024    324,102    358,092    519,831    734,327    608,432    836,006
Total debt.................    96,311    128,273    162,760    184,395    249,070    192,597    319,650
Total liabilities..........   100,892    134,922    170,494    194,295    264,403    203,998    338,905
Total shareholders'
  equity...................   184,132    189,180    187,598    325,536    469,924    404,434    497,101
OTHER DATA
Average number of shares
  outstanding(3):
  Basic....................     9,339     11,519     11,710     14,093     21,594     19,286     24,259
  Diluted..................     9,373     11,548     11,728     14,150     21,929     19,450     24,642
Cash available for
  distribution(4)..........  $ 22,780   $ 31,697   $ 27,938   $ 36,705   $ 56,856   $ 11,575   $ 15,806
Consolidated ratio of
  earnings to fixed
  charges(5)...............     2.80x      3.42x      2.01x      2.93x      3.40x      3.14x      3.25x

---------------

(1) General and administrative and other expenses include loan expense, management fees through November 30, 1995, provision for losses, expenses related to disposition of investments and other operating expenses.

(2) On November 30, 1995, the Company's advisor merged into the Company. Consideration for this transaction totaled approximately $5,048,000 which was solely comprised of 282,407 shares of Common Stock. In addition, the Company acquired approximately $46,000 in net assets and incurred approximately $792,000 of related transaction expenses. The consideration, plus related transaction expenses, were accounted for as a settlement of a management contract.

(3) The earnings per share amounts prior to 1997 have been restated as required to comply with Statement of Financial Accounting Standards No. 128, Earnings Per Share. For further discussion of earnings per share and the impact of Statement No. 128, see the notes to the consolidated financial statements incorporated by reference herein.

(4) Cash available for distribution is defined as net cash provided from operating activities, but does not consider the effects of changes in operating assets and liabilities such as other receivables and accrued expenses. The Company uses cash available for distribution in evaluating investments and the Company's operating performance. Cash available for distribution does not represent cash generated from operating activities in accordance with generally accepted accounting principles, is not necessarily indicative of cash available to fund cash needs, and should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity.

(5) For purposes of calculating the unaudited ratio of earnings to fixed charges of the Company for the periods indicated, "Earnings" include net income plus fixed charges and capitalized interest. "Fixed Charges" consist of interest on all indebtedness and amortization of loan expenses.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

     At March 31, 1998, the Company's net real estate investments totaled approximately $810,117,000, which included 54 skilled nursing facilities, 120 assisted living facilities, 12 retirement centers, six specialty care facilities and two behavioral care facilities. The Company funds its investments through a combination of long-term and short-term financing, utilizing both debt and equity.

     As of March 31, 1998, the Company had shareholders' equity of $497,101,000 and a total outstanding debt balance of $319,650,000, which represents a debt to equity ratio of 0.64 to 1.0.

     In March 1998, the Company completed the sale of $100 million of 7.625% Senior Unsecured Notes due March 15, 2008.

     In March 1998, the Company issued 913,242 shares of Common Stock, at the price of $27.375 per share, which generated net proceeds to the Company of $23,721,000.

     During the three months ended March 31, 1998, the proceeds derived from the Company's capital raising activities were used to invest in additional health care properties and reduce bank debt under the Company's revolving lines of credit arrangements.

     As of March 31, 1998, the Company had effective shelf registrations on file with the Securities and Exchange Commission under which the Company may issue up to $516,269,000 of securities including debt, convertible debt, common and preferred stock. The Company anticipates issuing securities under such shelf registrations to invest in additional health care facilities and to repay borrowings under the Company's lines of credit arrangements.

     As of March 31, 1998, the Company had approximately $256,702,000 in unfunded commitments. Under the Company's lines of credit arrangements, available funding totaled $136,000,000, subject to compliance with the terms and conditions of the lines of credit arrangements. The Company believes its liquidity and various sources of available capital are sufficient to fund operations, finance future investments, and meet debt service and dividend requirements.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND MARCH 31,
1997

     Revenues for the three months ended March 31, 1998 were $21,226,000 as compared with $16,569,000 for the three months ended March 31, 1997. Revenue growth resulted primarily from increased interest income of $1,306,000, increased operating lease income of $2,681,000 and increased loan and commitment fees of $642,000 as a result of additional real estate investments made during the past twelve months.

     Expenses for the three months ended March 31, 1998 totaled $7,817,000, an increase of $1,074,000 from expenses of $6,743,000 for the same period in 1997. The increase in total expenses for the three month period ended March 31, 1998 was related to an increase in interest expense, an additional expense associated with the provision for depreciation and an increase in general and administrative expenses.

     Interest expense for the three months ended March 31, 1998 was $4,240,000 as compared to $4,011,000 for the same period in 1997. The increase in the 1998 period was primarily due to the issuance of $80,000,000 Senior Notes in April 1997 and the issuance of $100,000,000 Senior Notes in March 1998. The increase in the 1998 period was offset by the amount of capitalized interest recorded during the first three months of 1998.

     The Company capitalizes certain interest costs associated with funds used to finance the construction of properties owned directly by the Company. The amount capitalized is based upon the borrowings outstanding during the construction period using the rate of interest which approximates the Company's cost of financing. The Company's interest expense is reduced by the amount capitalized. Capitalized interest for the three month period in 1998 totaled $1,226,000 as compared with $247,000 for the same period in 1997.

     The provision for depreciation for the three month period ended March 31, 1998 totaled $1,870,000, an increase of $685,000 over the comparable period in 1997 as a result of additional investments in properties owned directly by the Company.

     General and administrative expenses for the three month period ended March 31, 1998 totaled $1,381,000, as compared with $1,180,000 for the same period in 1997. The expenses for the three month period in 1998 were 6.51% of revenues as compared with 7.12% for the same period in 1997.

     As a result of the various factors mentioned above, net income for the three month period ended March 31, 1998 was $13,409,000, or $0.54 per diluted share, as compared with $9,826,000, or $0.51 per diluted share, for the comparable period in 1997.

RESULTS OF OPERATIONS DECEMBER 31, 1997 VS. DECEMBER 31, 1996

     Revenues for the year ended December 31, 1997 were $73,308,000 compared to $54,402,000 for the year ended December 31, 1996, an increase of $18,906,000 or 35%. Revenue growth resulted primarily from increased operating lease income of $12,330,000, interest income of $9,264,000, and loan and commitment fees of $429,000 from additional real estate investments made during the past twelve to fifteen months.

     The growth in interest and rental income for the year ended December 31, 1997 was offset by prepayment fees and gains on the exercise of purchase options earned during 1996, which totaled $3,059,000 and $576,000 respectively, as compared with prepayment fees of $529,000 earned during 1997.

     Expenses for the year ended December 31, 1997, totaled $26,830,000, an increase of $3,104,000 from expenses of $23,726,000 for the year ended December 31, 1996. The increase in total expenses for the year ended December 31, 1997 was primarily related to an increase in interest expense, additional expense associated with the provision for depreciation, and an increase in general and administrative expenses. Expenses for the year ended December 31, 1996 were negatively influenced by an $808,000 disposition of investment expense associated with the Company's elimination of certain investments in behavioral care facilities.

     Interest expense for the year ended December 31, 1997 was $15,365,000 compared with $14,635,000 for the year ended December 31, 1996. The increase in interest expense during 1997 was primarily due to the issuance of $80,000,000 Senior Notes in April 1997. The increase in the 1997 period was offset by the amount of capitalized interest recorded in 1997.

     The Company capitalizes certain interest costs associated with funds used to finance the construction of properties owned directly by the Company. The amount capitalized is based upon the borrowings outstanding during the construction period using the rate of interest which approximates the Company's cost of financing. The Company's interest expense is reduced by the amount capitalized. Capitalized interest for the year ended December 31, 1997 totaled $2,306,000, as compared with $287,000 for the same period in 1996.

     The provision for depreciation for the year ended December 31, 1997 totaled $5,287,000, an increase of $2,860,000 over the year ended 1996 as a result of additional operating lease investments.

     General and administrative expenses for the year ended December 31, 1997 totaled $4,858,000 as compared with $4,448,000 for the year ended December 31, 1996. The expenses for the year ended December 31, 1997 were 6.63% of revenues as compared with 8.18% for the year ended December 31, 1996.

     As a result of the various factors mentioned above, net income for the year ended December 31, 1997 was $46,478,000, or $2.12 per share, as compared with $30,676,000, or $2.17 per share for the year ended December 31, 1996. Net income for the year ended December 31, 1996 included $3,635,000, or $0.26 per share, of prepayment fees and gains on the exercise of purchase options, as compared with $529,000, or $0.02 per share, for the year ended December 31, 1997. All per share amounts represent diluted earnings per share.

RESULTS OF OPERATIONS DECEMBER 31, 1996 VS. DECEMBER 31, 1995

     Revenues for the year ended December 31, 1996, were $54,402,000 compared to $44,596,000 for the year ended December 31, 1995, an increase of $9,806,000 or 22%. Revenue growth resulted primarily from increased interest income of $5,457,000, operating lease income of $3,496,000 and loan and commitment fees of $941,000 resulting primarily from additional real estate investments made during the past twelve to fifteen months.

     Expenses for the year ended December 31, 1996, totaled $23,726,000, a decrease of $7,235,000 from expenses of $30,961,000 for the year ended December 31, 1995. Expenses for the year ended December 31, 1995, were negatively influenced by nonrecurring charges, primarily related to a $4,800,000 provision for losses and a $5,794,000 charge for the settlement of the management contract, an expense associated with the merger of the Company's advisor into the Company.

     The provision for depreciation for the year ended December 31, 1996, totaled $2,427,000, an increase of $848,000 over the year ended 1995 as a result of additional operating lease investments.

     Interest expense for the year ended December 31, 1996, was $14,635,000 compared to $12,752,000 for the year ended December 31, 1995. The increase in interest expense during 1996 was primarily due to the issuance of $30,000,000 Senior Notes in April 1996 and higher average borrowings under the Company's lines of credit arrangements, which were offset by lower interest rates.

     General and administrative expenses for the year ended December 31, 1996 totaled $4,448,000 as compared to $5,284,000 for the year ended December 31, 1995. The expenses for the year ended December 31, 1996 were 8.18% of revenues as compared to 11.85% for the year ended December 31, 1995.

     During 1996 the Company stated its intention to systematically eliminate its investments in behavioral care facilities. As a result, at September 30, 1996, the Company declared a disposition of investment associated with its behavioral care portfolio. As a result, any gains realized through the repayment or sale of investments associated with the Company's behavioral care facilities were added to the Company's general allowance for losses and applied against any losses incurred through the repayment or sale of behavioral care related investments. During the year ended December 31, 1996, the Company recorded an $808,000 disposition of investment expense as an offset to an $808,000 prepayment fee received from the repayment of two behavioral care related mortgage loans. Additionally, the Company's general allowance for losses was reduced by $481,000, resulting from the repayment of these loans.

     As a result of the various factors mentioned above, net income for the year ended December 31, 1996, was $30,676,000 as compared to $13,635,000 for the year ended December 31, 1995. Net income per share for the year ended December 31, 1996, was $2.17 versus $1.16 for the year ended December 31, 1995. The per share increase resulted from an increase in net income offset by an increase in average shares outstanding during 1996. All per share amounts represent diluted earnings per share.

IMPACT OF INFLATION

     During the past three years, inflation has not significantly affected the earnings of the Company because of the moderate inflation rate. Additionally, earnings of the Company are primarily from long-term investments with fixed interest rates. These investments are mainly financed with a combination of equity, senior notes and borrowings under the revolving lines of credit. During inflationary periods, which generally are accompanied by rising interest rates, the Company's ability to grow may be adversely affected because the yield on new investments may increase at a slower rate than new borrowing costs. Presuming the current inflation rate remains moderate and long-term interest rates do not increase significantly, the Company believes that equity and debt financing will continue to be available.

OTHER INFORMATION

     This document may contain "forward-looking" statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company's actual results in the future to differ materially from expected results. These risks and uncertainties include, among others, competition in the financing of health care facilities, the availability of capital, and regulatory and other changes in the health care sector, as described in the Company's filings with the Securities and Exchange Commission.

     The Company has assessed its current computer software for proper functioning with respect to dates in the year 2000 and thereafter. The year 2000 issue and related costs are not expected to have a material impact on the operations of the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY

     The following table sets forth certain information regarding the Executive Officers and Directors of the Company:

EXECUTIVE OFFICERS

             NAME                AGE                               OFFICE
             ----                ---                               ------
George L. Chapman..............  50       Chairman of the Board, Chief Executive Officer and
                                          President
Raymond W. Braun...............  40       Vice President, Chief Operating Officer
Edward F. Lange, Jr. ..........  38       Vice President, Chief Financial Officer and Treasurer
Erin C. Ibele..................  36       Vice President and Corporate Secretary

BOARD OF DIRECTORS

             NAME                AGE                             OCCUPATION
             ----                ---                             ----------
William C. Ballard, Jr. .......  57       Of Counsel, Greenebaum, Doll & McDonald PLLC and
                                          Director, United HealthCare Corporation, Atria Communi-
                                          ties, Inc., Mid-America Bancorp., LG&E Energy Corp. and
                                          American Safety Razor Co.
Pier C. Borra..................  58       Chairman, President and Chief Executive Officer of CORA
                                          Health Services, Inc., Lima, Ohio and former Chairman,
                                          President and Chief Executive Officer of Arbor Health
                                          Care Company, Lima, Ohio
Jeffrey H. Donahue.............  52       Senior Vice President and Chief Financial Officer of The
                                          Rouse Company
Bruce Douglas..................  65       Chairman and Chief Executive Officer of The Douglas
                                          Company, Toledo, Ohio
Sharon M. Oster................  49       Professor of Management, Yale School of Management, Yale
                                          University and Director of the Aristotle Corporation and
                                          Transpro, Inc.
Bruce G. Thompson..............  68       President and Director of First Toledo Corporation,
                                          Toledo, Ohio
Richard A. Unverferth..........  74       Chairman of Unverferth Manufacturing Company, Inc. and
                                          Chairman of the Board of H.C.F. Inc., Kalida, Ohio
Frederic D. Wolfe..............  68       Chairman of the Board and Director of First Toledo
                                          Corporation, Toledo, Ohio

                    DESCRIPTION OF SERIES B PREFERRED STOCK

     The description of the particular terms of the Series B Preferred Stock supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the preferred stock set forth in the accompanying Prospectus, to which description reference is hereby made.

GENERAL

     Pursuant to the Company's Second Restated Certificate of Incorporation (the "Certificate"), the Company is authorized to issue up to 10,000,000 shares of preferred stock, $1.00 par value per share ("Preferred Stock"), in one or more series, with such designations, powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereon, including, but not limited to, dividend rights, dividend rate or rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices and the liquidation preferences in each case, if any, as are permitted by Delaware law and as the Board of Directors may determine by adoption of an amendment to the Certificate without any further vote or action by the Company's shareholders. As of the date of this Prospectus Supplement, no shares of Preferred Stock were outstanding.

     The following summary of the terms and provisions of the Series B Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the pertinent sections in the Certificate of Designation creating the Series B Preferred Stock and the Certificate, which are available from the Company.

     The registrar, transfer agent and dividend and redemption price disbursement agent in respect of the Series B Preferred Stock will be ChaseMellon Shareholder Services, L.L.C.

MATURITY

     The Series B Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption.

DIVIDENDS

     Holders of shares of the Series B Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors (or a duly authorized committee thereof), out of funds of the Company legally available for the payment of dividends, cumulative preferential cash dividends at the rate of 8 7/8% of the liquidation preference per annum per share (equivalent to $2.21875 per share).

     Dividends on the Series B Preferred Stock shall be cumulative from the date of original issue and shall be payable quarterly in arrears on or about the 15th day of January, April, July and October or, if not a business day, the next succeeding business day (each, a "Dividend Payment Date"). The first dividend on the Series B Preferred Stock is scheduled to be paid on July 15, 1998. Any dividend payable on the Series B Preferred Stock for any partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in the stock records of the Company at the close of business on the applicable record date, which shall be the last day of the previous calendar month in which the applicable Dividend Payment Date falls or on such other date designated by the Board of Directors of the Company for the payment of dividends that is not more than 30 nor less than 10 days prior to such Dividend Payment Date (each, a "Dividend Record Date").

     No dividends on shares of Series B Preferred Stock shall be declared by the Board of Directors or paid or set apart for payment by the Company at such time as the terms and provisions of any agreement of the Company, including any agreement relating to its indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

     Notwithstanding the foregoing, dividends on the Series B Preferred Stock will accrue whether or not the Company has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Accrued but unpaid dividends on the Series B Preferred Stock will not bear interest and holders of the Series B Preferred Stock will not be entitled to any dividends in excess of full cumulative dividends described above. Any dividend payment made on the Series B Preferred Stock shall first be credited against the earliest accumulated but unpaid dividend due with respect to such shares that remains payable.

     If, for any taxable year, the Company elects to designate as "capital gain dividends" (as defined in Section 857 of the Internal Revenue Code of 1986, as amended (the "Code")) any portion (the "Capital Gains Amount") of the dividends (as determined for federal income tax purposes) paid or made available for the year to holders of all classes of stock (the "Total Dividends"), then the portion of the Capital Gains Amount that shall be allocable to the holders of Series B Preferred Stock shall be the amount that the total dividends (as determined for federal income tax purposes) paid or made available to the holders of the Series B Preferred Stock for the year bears to the Total Dividends. Beginning January 1, 1998, the Company will make a similar allocation with respect to any undistributed long-term capital gains of the Company which are to be included in its shareholder's long-term capital gains, based on the allocation of the Capital Gains Amount which would have resulted if such undistributed long-term capital gains had been distributed as "capital gains dividends" by the Company to its shareholders. See "Taxation."

     No full dividends will be declared or paid or set apart for payment on any series of preferred stock ranking, as to dividends, on a parity with or junior to the Series B Preferred Stock (other than a dividend in shares of any class of stock ranking junior to the Series B Preferred Stock as to dividends and upon liquidation) for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment on the Series B Preferred Stock for all past dividend periods and the then current dividend period. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series B Preferred Stock and the shares of any other series of preferred stock ranking on a parity as to dividends with the Series B Preferred Stock, all dividends declared upon the Series B Preferred Stock and any other series of preferred stock ranking on a parity as to dividends with the Series B Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Series B Preferred Stock and such other series of preferred stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Series B Preferred Stock and such other series of preferred stock (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such preferred stock does not have a cumulative dividend) bear to each other.

     Except as provided in the immediately preceding paragraph, unless full cumulative dividends on the Series B Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period, no dividends (other than in shares of Common Stock or other shares of capital stock ranking junior to the Series B Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set aside for payment nor shall any other distribution be declared or made upon the Common Stock, or any other capital stock of the Company ranking junior to or on a parity with the Series B Preferred Stock as to dividends or upon liquidation, nor shall any shares of Common Stock, or any other shares of capital stock of the Company ranking junior to or on a parity with the Series B Preferred Stock as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares of any such stock) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Series B

Preferred Stock as to dividends and upon liquidation or for the purpose of preserving the Company's qualification as a REIT).

LIQUIDATION PREFERENCES

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of the Series B Preferred Stock are entitled to be paid out of the assets of the Company legally available for distribution to its shareholders a liquidation preference of $25.00 per share, plus an amount equal to any accrued and unpaid dividends to the date of payment, before any distribution of assets is made to holders of Common Stock or any other class or series of capital stock of the Company that ranks junior to the Series B Preferred Stock as to liquidation rights. For further information regarding the rights of the holders of the Series B Preferred Stock upon the liquidation, dissolution or winding up of the Company, see "Description of Common Stock and Preferred Stock -- Preferred Stock; Rights Upon Liquidation" in the accompanying Prospectus.

REDEMPTION

     The Series B Preferred Stock is not redeemable prior to May 1, 2003. On and after May 1, 2003, the Company, at its option, upon not less than 30 nor more than 60 days' written notice, may redeem shares of the Series B Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends thereon to the date fixed for redemption, to the extent the Company has funds legally available therefor. The redemption price (other than the portion thereof consisting of accrued and unpaid dividends) is payable solely out of the sale proceeds of other capital stock of the Company, which may include shares of other series of preferred stock. For purposes of the preceding sentence, "capital stock" means any common stock, preferred stock, depository shares, interests, participation or other ownership interests (however designated) and any rights (other than debt securities convertible into or exchangeable for equity securities) or options to purchase any of the foregoing. Holders of Series B Preferred Stock to be redeemed shall surrender such Series B Preferred Stock at the place designated in such notice and shall be entitled to the redemption price and any accrued and unpaid dividends payable upon such redemption following such surrender. If notice of redemption of any shares of Series B Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any shares of Series B Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such shares of Series B Preferred Stock, such shares of Series B Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. If less than all of the outstanding Series B Preferred Stock is to be redeemed, the Series B Preferred Stock to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method determined by the Company. See "Description of Common Stock and Preferred Stock -- Preferred Stock; Redemption" in the accompanying Prospectus.

     Unless full cumulative dividends on all shares of Series B Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no shares of Series B Preferred Stock shall be redeemed unless all outstanding shares of Series B Preferred Stock are simultaneously redeemed and the Company shall not purchase or otherwise acquire directly or indirectly any shares of Series B Preferred Stock (except by exchange for capital stock of the Company ranking junior to the Series B Preferred Stock as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase by the Company of shares of Series B Preferred Stock in order to ensure that the Company continues to meet the requirements for qualification as a REIT, or the purchase or acquisition of shares of Series B Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series B Preferred Stock. See "-- Restrictions on Ownership and Transfer" below. So long as no dividends are in arrears, the Company shall be entitled at any time and from time to time to repurchase shares of Series B Preferred Stock in open-market transactions duly authorized by the Board of Directors and effected in compliance with applicable laws.

     Notice of redemption will be given by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. A similar notice furnished by the Company will be mailed, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Series B Preferred Stock to be redeemed at their respective addresses as they appear on the stock transfer records of the transfer agent. No failure to give such notice or any defect therein or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Series B Preferred Stock except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the redemption date; (ii) the redemption price; (iii) the number of shares of Series B Preferred Stock to be redeemed; (iv) the place or places where the Series B Preferred Stock is to be surrendered for payment of the redemption price; and (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date. If less than all of the Series B Preferred Stock held by any holder is to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series B Preferred Stock held by such holder to be redeemed.

     Immediately prior to any redemption of Series B Preferred Stock, the Company shall pay, in cash, any accumulated and unpaid dividends through the redemption date, unless a redemption date falls after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case each holder of Series B Preferred Stock at the close of business on such Dividend Record Date shall be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares before such Dividend Payment Date.

RANK

     The Series B Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of common stock of the Company, and to all equity securities ranking junior to the Series B Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company, (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Series B Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company, and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Series B Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company. See "-- Voting Rights" below.

VOTING RIGHTS

     Holders of the Series B Preferred Stock will not have any voting rights, except as set forth below or as otherwise required by law.

     Whenever dividends on any shares of Series B Preferred Stock shall be in arrears for six or more quarterly periods, whether or not consecutive, the holders of such shares of Series B Preferred Stock (voting separately as a class with all other series of preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of a total of two additional directors of the Company at a special meeting called by holders of record of at least 25% of the Series B Preferred Stock or the holders of any other series of preferred stock so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of shareholders) or at the next annual meeting of shareholders, and at each subsequent annual meeting until all dividends accumulated on such shares of Series B Preferred Stock for the past dividend periods and the dividend for the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In such case, the entire Board of Directors of the Company will be increased by two directors.

     So long as any shares of Series B Preferred Stock remain outstanding, the Company shall not, without the consent of the affirmative vote of the holders of two-thirds of the shares of Series B Preferred Stock outstanding at the time given in person or by proxy, either in writing or at a meeting (such Series B Preferred Stock voting separately as a class) (i) authorize, create or issue, or increase the authorized or issued amount of, any series of stock ranking prior to such Series B Preferred Stock with respect to payment of dividends, or in the distribution of assets on liquidation, dissolution or winding up, or reclassify any authorized stock of the Company into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares or (ii) repeal, amend, or otherwise change any of the provisions applicable to the Series B Preferred Stock in any manner which materially and adversely affects the powers, preferences, voting power or other rights or privileges of the Series B Preferred Stock or the holders thereof; provided, however, that any increases in the amount of the authorized Preferred Stock or the creation or issuance of other series of Preferred Stock, or any increase in the amount of authorized shares of such series or of any other series of Preferred Stock, in each case ranking on a parity with or junior to the Series B Preferred Stock, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series B Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

     Except as expressly stated in the Certificate of Designation, the Series B Preferred Stock will not have any relative, participating, optional or other special voting rights and powers, and the consent of the holders thereof shall not be required for the taking of any corporate action, including but not limited to, any merger or consolidation involving the Company or a sale of all or substantially all of the assets of the Company, irrespective of the effect that such merger, consolidation or sale may have upon the rights, preferences or voting powers of the holders of the Series B Preferred Stock.

CONVERSION

     The Series B Preferred Stock is not convertible into or exchangeable for any other property or securities of the Company.

RESTRICTIONS ON OWNERSHIP AND TRANSFER

     For the Company to qualify as a REIT under the Code, no more than 50% in value of its outstanding shares of stock may be owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be treated as a REIT has been made). In addition, if the Company, or an owner of 10% or more of the Company, actually or constructively owns 10% or more of a tenant of the Company (or a tenant of any partnership in which the Company is a partner), the rent received by the Company (either directly or through any such partnership) from such tenant will not be qualifying income for purposes of the REIT gross income tests of the Code. The Company's stock must also be beneficially owned by 100 or more persons during at least 335 days of a taxable year or twelve months or during a proportionate part of a shorter taxable year.

     The Certificate of Designation contains restrictions on the ownership and transfer of the Series B Preferred Stock which are intended to assist the Company in complying with these requirements. The Certificate of Designation provides that, subject to certain specified exceptions, no person or entity may own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (by number or value, whichever is more restrictive) of the outstanding shares of Series B Preferred Stock (the "Ownership Limit"). The constructive ownership rules are complex, and may cause shares of the Series B Preferred Stock owned actually or constructively by a group of related individuals and/or entities to be constructively owned by one individual or entity. As a result, the acquisition of less than 9.8% of the shares of the Series B Preferred Stock (or the acquisition of an interest in an entity that owns, actually or constructively, Series B Preferred Stock) by an individual or entity, could, nevertheless cause that individual or entity, or another individual or entity, to own constructively in excess of 9.8% of the outstanding Series B Preferred Stock and thus violate the Ownership Limit, or such other limit as permitted by the Board of Directors. The Board of Directors may, but in no event will be required to waive the Ownership Limit with respect to a particular shareholder if it determines that such ownership will not jeopardize the Company's status as a REIT and the Board of Directors otherwise decides such action would be in the best interest of the Company. As a condition of such waiver, the Board of Directors may require an opinion of counsel satisfactory to it and/or undertakings or representations from the applicant with respect to preserving the REIT status of the Company.

     The Certificate of Designation further prohibits (i) any person from actually or constructively owning shares of stock of the Company that would result in the Company being "closely held" under Section 856(h) of the Code or otherwise cause the Company to fail to qualify as a REIT, and (ii) any person from transferring shares of Series B Preferred Stock of the Company if such transfer would result in shares of stock of the Company being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution).

     Any person who acquires or attempts or intends to acquire actual or constructive ownership of shares of Series B Preferred Stock that will or may violate any of the foregoing restrictions on transferability and ownership is required to give notice immediately to the Company and provide the Company with such other information as the Company may request in order to determine the effect of such transfer on the Company's status as a REIT. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in the best interest of the Company to attempt to qualify, or to continue to qualify, as a REIT. Except as otherwise described above, any change in the Ownership Limit would require an amendment to the Certificate of Designation. Amendments to the Certificate of Designation that materially and adversely affect the holders of the Series B Preferred Stock require the consent or the affirmative vote of the holders of two-thirds of the Series B Preferred Stock outstanding at the time.

     Pursuant to the Certificate of Designation, if any purported transfer of Series B Preferred Stock or any other event would otherwise result in any person violating the Ownership Limit or such other limit as permitted by the Board of Directors, then any such purported transfer will be void and of no force or effect with respect to the purported transferee (the "Prohibited Transferee") as to that number of shares of Series B Preferred Stock in excess of the Ownership Limit or such other limit, and the Prohibited Transferee shall acquire no right or interest (or, in the case of any event other than a purported transfer, the person or entity holding record title to any such excess shares (the "Prohibited Owner") shall cease to own any right or interest) in such excess shares. Any such excess shares described above will be transferred automatically, by operation of law, to a trust, the beneficiary of which will be a qualified charitable organization selected by the Company (the "Beneficiary"). Such automatic transfer shall be deemed to be effective as of the close of business on the business day prior to the date of such violative transfer. Within 20 days of receiving notice from the Company of the transfer of shares to the trust, the trustee of the trust (who shall be designated by the Company and be unaffiliated with the Company and any Prohibited Transferee or Prohibited Owner) will be required to sell such excess shares to a person or entity who could own such shares without violating the Ownership Limit, or such other limit as permitted by the Board of Directors, and distribute to the Prohibited Transferee or Prohibited Owner, as applicable, an amount equal to the lesser of the price paid by the Prohibited Transferee or Prohibited Owner for such excess shares or the sales proceeds received by the trust for such excess shares. In the case of any excess shares resulting from any event other than a transfer, or from a transfer for no consideration (such as a gift), the trustee will be required to sell such excess shares to a qualified person or entity and distribute to the Prohibited Owner an amount equal to the lesser of the Market Price (as defined in the Certificate of Designation) of such excess shares as of the date of such event or the sales proceeds received by the trust for such excess shares. In either case, any proceeds in excess of the amount distributable to the Prohibited Transferee or Prohibited Owner as applicable will be distributed to the Beneficiary. Prior to a sale of any such excess shares by the trust, the trustee will be entitled to receive, in trust for the Beneficiary, all dividends and other distributions paid by the Company with respect to such excess shares, and also will be entitled to exercise all voting rights with respect to such excess shares. Subject to Delaware law, effective as of the date that such shares have been transferred to the trust, the trustee shall have the authority (at the trustee's sole discretion) (i) to rescind as void any vote cast by a Prohibited Transferee or Prohibited Owner, as applicable, prior to the discovery by the Company that such shares have been transferred to the trust and (ii) to recast such vote in accordance with the desires of the trustee acting for the benefit of the Beneficiary. However, if the Company has already taken irreversible corporate action, then the trustee shall not have the authority to rescind and recast such vote. Any dividend or other distribution paid to the Prohibited Transferee or Prohibited Owner (prior to the discovery by the Company that such shares had been automatically transferred to a trust as described above) will be required to be repaid to the trustee upon demand for distribution to the Beneficiary. In the event that the transfers to the trust as described above is not automatically effective (for any reason) to prevent violation of the Ownership Limit or such other limit as permitted by the Board of Directors, then the Certificate of Designation provides that the transfer of the excess shares will be void.

     In addition, shares of the Series B Preferred Stock of the Company held in the trust shall be deemed to have been offered for sale to the Company, or its designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the trust (or, in the case of a devise or gift, the Market Price at the time of such devise or gift) and (ii) the Market Price on the date the Company, or its designee, accepts such offer. The Company shall have the right to accept such offer until the trustee has sold the shares of stock held in the trust. Upon such a sale to the Company, the interest of the Beneficiary in the shares sold shall terminate and the trustee shall distribute the net proceeds of the sale to the Prohibited Transferee or Prohibited Owner.

     If any purported transfer of shares of the Series B Preferred Stock would cause the Company to be beneficially owned by fewer than 100 persons, such transfer will be null and void in its entirety and the intended transferee will acquire no rights to the stock.

     All certificates representing shares of the Series B Preferred Stock will bear a legend referring to the restrictions described above. The foregoing ownership limitations could delay, defer or prevent a transaction or a change in control of the Company that might involve a premium price for the Series B Preferred Stock or otherwise be in the best interest of shareholders.

     Each holder of Series B Preferred Stock shall upon demand be required to disclose to the Company in writing such information as the Company may request in order to determine the effect, if any, of such stockholder's actual and constructive ownership of the Series B Preferred Stock on the Company's status as a REIT and to ensure compliance with the Ownership Limit, or such other limit as permitted by the Board of Directors.

     The provisions set forth herein under "-- Restrictions on Ownership and Transfer" shall apply to the Series B Preferred Stock notwithstanding any contrary provisions of the Series B Preferred Stock described herein.

                                    TAXATION

GENERAL

     Since its inception, the Company has elected to be taxed as a REIT under Sections 856 through 860 of the Code. The Company believes that it was organized and has operated in such a manner as to qualify for taxation as a REIT under the Code, and the Company intends to continue to operate in such a manner, but no assurance can be given that it will operate in a manner so as to qualify or remain qualified.

     If the Company meets the requirements to be taxed as a REIT, it will not generally be subject to federal income tax on taxable income and gains that are currently distributed to its shareholders. Any undistributed taxable income or gain, however, will be taxed to the Company at regular corporate rates. In addition, the Company may be subject to special taxes on net income derived from certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business by the Company and on certain income derived from foreclosure properties.

     As long as the Company qualifies for taxation as a REIT, distributions out of current or accumulated earnings and profits will be taxable to the shareholders as ordinary income, except that distributions of net capital gains designated by the Company as capital gain dividends will be taxed as long-term capital gains. Distributions in excess of current and accumulated earnings and profits will be treated as a nontaxable distribution that reduces the shareholder's tax basis in the Company's shares. Any such distributions that exceed a shareholder's tax basis will result in the recognition of capital gain income by the shareholder equal to such excess. Beginning in 1998, any net capital gains retained by the Company will be taxable to the shareholders as if the Company distributed those gains and the shareholders will receive a tax credit for a proportionate amount of tax paid by the Company. The Company is required to designate the portion of its net capital gains that represent uncaptured depreciation on real property and the portion in excess of that amount. Such amounts are subject to maximum federal tax rates of 25% and 20%, respectively. None of the distributions from the Company will qualify for the dividends received deduction generally available to corporations.

     If the Company were to fail to qualify as a REIT for any taxable year, and certain relief provisions did not apply, the Company would be subject to federal income tax (including the alternative minimum tax) on its taxable income at regular corporate rates and it would not receive a deduction for dividends paid to its shareholders. Distributions to shareholders would then be eligible, subject to certain limitations, for the corporate dividends received deduction, but there can be no assurance that any such distributions would be made. Failure to qualify as a REIT could result in a material adverse effect upon the shareholders and could result in the Company significantly reducing its distributions and incurring substantial indebtedness or liquidating substantial investments in order to pay the resulting taxes.

REDEMPTION OF SERIES B PREFERRED STOCK

     A cash redemption of shares of the Series B Preferred Stock will be treated under Section 302 of the Code as a distribution taxable as a dividend (to the extent of the Company's current and accumulated earnings and profits) at ordinary income rates unless the redemption satisfies one of the tests set forth in Section 302(b) of the Code and is therefore treated as a sale or exchange of the redeemed shares. The cash redemption will be treated as a sale or exchange if it (i) is "substantially disproportionate" with respect to the holder, (ii) results in a "complete termination" of the holder's stock interest in the Company, or (iii) is "not essentially equivalent to a dividend" with respect to the holder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been met, shares of capital stock (including common stock and other equity interests in the Company) considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as shares of capital stock actually owned by the holder, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code will be satisfied with respect to any particular holder of the Series B Preferred Stock depends upon the facts and circumstances at the time the determination must be made, prospective holders of the Series B Preferred Stock are advised to consult their own tax advisors to determine such tax treatment.

     If a cash redemption of shares of the Series B Preferred Stock is not treated as a distribution taxable as a dividend to a particular holder, it will be treated, as to that holder, as a taxable sale or exchange. As a result, such holder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received (less any portion thereof attributable to accumulated and declared but unpaid dividends, which will be taxable as a dividend to the extent of the Company's current and accumulated earnings and profits), and (ii) the holder's adjusted basis in the shares of the Series B Preferred Stock for tax purposes. Such gain or loss will be capital gain or loss if the shares of the Series B Preferred Stock have been held as a capital asset, and will be long-term gain or loss if such shares have been held for more than eighteen months.

     The preceding is only a summary of the complex federal income tax rules governing the taxation of the Company and its shareholders. Moreover, in order to qualify to be taxed as a REIT, the Company must elect to be taxed as a REIT and satisfy a variety of complex tests relating to its share ownership, income, assets and distributions. A summary of these tests and a more detailed discussion of the federal income taxation of the Company and its shareholders is provided in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

     EACH INVESTOR IS ADVISED TO CONSULT SUCH INVESTOR'S OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND SALE OF THE SHARES OF SERIES B PREFERRED STOCK, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH ACQUISITION, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, BT Alex. Brown Incorporated, Smith Barney Inc., EVEREN Securities, Inc. and Raymond James & Associates, Inc., have severally agreed to purchase from the Company the following respective number of shares of the Series B Preferred Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus Supplement:

                                                              NUMBER OF SHARES
                        UNDERWRITER                           ----------------
BT Alex. Brown Incorporated.................................       1,000,000
Smith Barney Inc............................................       1,000,000
EVEREN Securities, Inc......................................         500,000
Raymond James & Associates, Inc.............................         500,000
                                                                ------------
          Total.............................................       3,000,000
                                                                ============

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all of the shares of the Series B Preferred Stock offered hereby if any such shares of the Series B Preferred Stock are purchased.

     The Company has been advised that the Underwriters propose to offer the shares of the Series B Preferred Stock to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of $0.50 per share. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $0.40 per share of Series B Preferred Stock to certain other dealers. After the public offering, the public offering price and other selling terms may be changed by the Underwriters.

     The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of the Prospectus Supplement, to purchase up to 450,000 additional shares of Series B Preferred Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus Supplement. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Series B Preferred Stock offered hereby. If purchased, the Underwriters will offer such additional shares of the Series B Preferred Stock on the same terms as those on which the 3,000,000 shares of the Series B Preferred Stock are being offered.

     The Underwriters may engage in stabilizing and syndicate covering transactions in accordance with Rule 104 of Regulation M promulgated under the Securities Exchange Act of 1934, as amended. Rule 104 permits stabilizing bids to purchase shares of the Company's Series B Preferred Stock so long as bids do not exceed a specified maximum. Syndicate covering transactions involve the purchase of shares of the Company's Series B Preferred Stock in the open market after the distribution has been completed in order to cover syndicate short positions. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the shares of the Series B Preferred Stock offered hereby for their account may be reclaimed by the syndicate if such shares of the Series B Preferred Stock are repurchased by the syndicate in stabilizing or syndicate covering transactions. These activities may cause the trading price of the Series B Preferred Stock to be higher than it otherwise would be in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Underwriters have from time to time conducted investment banking services on behalf of the Company for which they have received customary fees.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of Series B Preferred Stock offered hereby is being passed upon for the Company by Shumaker, Loop & Kendrick, LLP, Toledo, Ohio. In addition, Shumaker, Loop & Kendrick, LLP has passed upon certain federal income tax matters relating to the Company. Calfee, Halter & Griswold LLP, Cleveland, Ohio will pass upon certain legal matters for the Underwriters.

                                    EXPERTS

     The consolidated financial statements of Health Care REIT, Inc. appearing in Health Care REIT, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1997, as amended, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

PROSPECTUS
----------

                             HEALTH CARE REIT, INC.

                                DEBT SECURITIES
                                PREFERRED STOCK
                                  COMMON STOCK
                                    WARRANTS
                               ------------------

     Health Care REIT, Inc. (the "Company") intends to issue from time to time, in one or more series, its (i) unsecured and senior or subordinated debt securities ("Debt Securities"); (ii) shares or fractional shares of preferred stock, $1.00 par value ("Preferred Stock"); (iii) shares of common stock, $1.00 par value ("Common Stock"); and (iv) warrants ("Warrants") to purchase Debt Securities, Preferred Stock or Common Stock ("Warrants"). The Debt Securities, the Preferred Stock, the Common Stock and the Warrants offered hereby (collectively, the "Offered Securities") may be offered, separately or as units with other offered securities, in separate series and amounts at prices and on terms to be determined at the time of sale and to be set forth in a supplement to this Prospectus (a "Prospectus Supplement"), at an aggregate initial public offering price not to exceed $500,000,000, on terms to be determined at the time of sale.

     The specific terms of the Offered Securities will be set forth in the applicable Prospectus Supplement and will include, where applicable, (i) in the case of Debt Securities, the specific designation, aggregate principal amount, denomination, maturity, priority, interest rate, time of interest, terms of redemption at the option of the Company or repayment at the option of the holder or for sinking fund payments, terms for conversion into or exchange for other Offered Securities and the initial public offering price; (ii) in the case of Preferred Stock, the series designation, the number of shares, the dividend, liquidation, redemption, conversion, voting and other rights and the initial public offering price; (iii) in the case of Common Stock, the specific number of shares and the initial public offering price; (iv) in the case of Warrants, the number and terms thereof, the designation and the number of Offered Securities issuable upon their exercise, the exercise price, any listing of the Warrants or the underlying Offered Securities on a securities exchange and any other terms in connection with the offering, sale and exercise; and, (v) in the case of all Offered Securities, whether such Offered Securities will be offered separately or as a unit with other Offered Securities. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Offered Securities, in each case as may be appropriate to preserve the status of the Company as a qualified real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code"). The applicable Prospectus Supplement will contain information, where applicable, concerning certain United States Federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities.

     The Offered Securities may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any designated agents or underwriters are involved in the sale of the Offered Securities, they will be identified and their compensation will be described in the applicable Prospectus Supplement. See "Plan of Distribution." Also, the net proceeds to the Company from such sale will be set forth in the Prospectus Supplement. No Offered Securities may be sold without the delivery of the applicable Prospectus Supplement describing such Offered Securities and the method and terms of the offering thereof.

     The shares of Common Stock of the Company are listed on the New York Stock Exchange under the symbol "HCN." On January 6, 1998, the reported last sale price of the shares of Common Stock on the New York Stock Exchange was $28 1/4 per share.
                               ------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSIONER NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                               ------------------
THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE
    MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

     "This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement."
                               ------------------
                 THE DATE OF THIS PROSPECTUS IS JANUARY 7, 1998

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information filed by the Company with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, DC 20549, and at the SEC's regional offices at 7 World Trade Center, 13th Floor, NY, NY 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, DC, 20549 upon payment of the prescribed fees, or at the Web site maintained by the SEC (http://www.sec.gov), that contains reports, proxy statements and other information regarding firms (including the Company) that file electronically with the Commission. In addition, such materials may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, NY, NY 10005.

     This Prospectus is part of a Registration Statement on Form S-3 (together with all amendments and all exhibits, the "Registration Statement"), filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules of the Commission. For further information, reference is made to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated herein by reference:

     1. Annual Report on Form 10-K for the year ended December 31, 1996.

     2. Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1997.

     3. Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1997.

     4. Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1997.

     5. Current Reports on Form 8-K filed with the Commission on March 6, 1997, April 8, 1997 April 21, 1997 and October 24, 1997.

     6. All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated herein by reference and to be a part of this Prospectus from the date of filing of each such document.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, and any accompanying Prospectus Supplement relating to a specific offering of Offered Securities or in any other subsequently filed document, as the case may be, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any accompanying Prospectus Supplement. The Company will provide on request and without charge to each person to whom this Prospectus is delivered, upon the oral or written request of such person, a copy (without exhibits) of any or all documents incorporated by reference to this Prospectus. Requests for such copies should be directed to Erin C. Ibele, Vice President and Corporate Secretary, Health Care REIT, Inc., One SeaGate, Suite 1500, Toledo, Ohio 43604, telephone number (419) 247-2800.

                                  THE COMPANY

     Health Care REIT, Inc. (the "Company") is a self-administered real estate investment trust ("REIT") that invests in health care facilities, primarily nursing homes, assisted living facilities and retirement centers. As of September 30, 1997, nursing homes, assisted living facilities and retirement centers comprised approximately 84% of the investment portfolio. Founded in 1970, the Company was the first real estate investment trust to invest exclusively in health care facilities.

     The Company's objective is to enable stockholders to participate in health care investments that produce income and preserve principal. Since its inception, the Company has paid 105 consecutive quarterly dividends.

     The shares of the common stock of the Company are listed on the New York Stock Exchange under the symbol "HCN." The Company's executive offices are located at One SeaGate, Suite 1500, Toledo, Ohio, 43604, and the telephone number is (419) 247-2800.

                                USE OF PROCEEDS

     Unless otherwise set forth in the applicable Prospectus Supplement, the net proceeds from the sale of the Offered Securities will be used to finance, either directly or indirectly, the Company's investments in health care facilities and will allow the Company to pursue additional health care property investments and complete unfunded commitments.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges of the Company for the periods indicated. For purposes of calculating such ratio, "earnings" includes net income plus fixed charges reduced by the amount of interest capitalized. "Fixed charges" consists of interest whether expensed or capitalized and the amortization of loan expenses. The Company did not have any Preferred Stock outstanding for any period presented. Accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is identical to the ratio of earnings to fixed charges for the periods presented.

                                       NINE MONTHS ENDED       YEAR ENDED DECEMBER 31,
                                         SEPTEMBER 30,     --------------------------------
                                             1997          1996   1995   1994   1993   1992
                                       -----------------   ----   ----   ----   ----   ----
Consolidated ratio of earnings to
  fixed charges (unaudited)..........        3.39          2.93   2.01   3.42   2.80   2.97

                         DESCRIPTION OF DEBT SECURITIES

GENERAL

     The Debt Securities may be issued in one or more series under an Indenture to be executed by the Company and a trustee (the "Trustee"), a form of which is included as an exhibit to the Registration Statement of which this Prospectus is a part (the "Indenture"). The terms of the Debt Securities may include those stated in the Indenture and those made a part of the Indenture (before any supplements) by reference to the Trust Indenture Act of 1939, as amended (the "TIA").

     The following is a summary of certain provisions of the Indenture and does not purport to be complete and is qualified in its entirety by reference to the detailed provisions of the Indenture, including the definitions of certain terms therein to which reference is hereby made for a complete statement of such provisions. Wherever particular provisions or sections of the Indenture or terms defined therein are referred to herein, such provisions or definitions are incorporated herein by reference.

TERMS

     The Debt Securities will be direct, unsecured obligations of the Company.

     The Indenture provides that the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Directors of the Company or as established in one or more indentures supplemental to such Indenture. Debt Securities may be issued with terms different from those of Debt Securities previously issued. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the Holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series.

     The Indenture provides that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under the Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other Trustee and, except as otherwise indicated herein, any action described herein to be taken by the Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the applicable Indenture.

     The Prospectus Supplement will describe certain terms of any Debt Securities offered hereby, including:

          (1) the title of such Debt Securities;

          (2) the aggregate principal amount of such Debt Securities and any limit on such principal amount;

          (3) the percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the principal amount of such Debt Securities that is convertible into Capital Stock of the Company or the method by which any such portion will be determined;

          (4) if convertible, in connection with the preservation of the Company's status as a REIT, any applicable limitations on the ownership or transferability of the Capital Stock of the Company into which such Debt Securities are convertible;

          (5) the date or dates, or the method by which such date or dates will be determined, on which the principal of such Debt Securities will be payable and the amount of principal payable thereon;

          (6) the rate or rates (which may be fixed or variable) at which such Debt Securities will bear interest, if any, or the method by which such rate or rates will be determined, the date or dates from which such interest will accrue or the method by which such date or dates will be determined, the Interest Payment Dates on which any such interest will be payable and the Regular Record Dates for such Interest Payment Dates, or the method by which such Dates will be determined, and the basis upon which interest will be calculated if other than that of a 360-day year consisting of twelve 30-day months;

          (7) the place or places where the principal of (and premium or Make-Whole Amount as defined in the Indenture, if any), interest, if any, and Additional Amounts, if any, payable in respect of, such Debt Securities will be payable, where such Debt Securities may be surrendered for registration of, transfer or exchange and where notices or demands to or upon the Company in respect of such Debt Securities and the applicable Indenture may be served;

          (8) the period or periods within which, the price or prices (including premium or Make-Whole Amount, if any) at which, the currency or currencies, currency unit or units or composite currency or currencies in which and other terms and conditions upon which such Debt Securities may be redeemed in whole or in part, at the option of the Company, if the Company is to have the option;

          (9) the obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a Holder thereof, and the period or periods within which or the date or dates on which, the price or prices at which, the currency or currencies, currency unit or units or composite currency or currencies in which, and other terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

          (10) whether such Debt Securities will be in registered or bearer form and terms and conditions relating thereto, and, if other than $1,000 and any integral multiple thereof, the denominations in which any registered Debt Securities will be issuable and, if other than $1,000 the denomination or denominations in which any bearer Debt Securities will be issuable;

          (11) if other than United States dollars, the currency or currencies in which such Debt Securities will be denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies;

          (12) whether the amount of payments of principal (and premium or Make-Whole Amount, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may be based, without limitation, on one or more currencies, currency units, composite currencies, commodities, equity indices or other indices), and the manner in which such amounts will be determined;

          (13) whether the principal of (and premium or Make-Whole Amount, if any) or interest or Additional Amounts, if any, on such Debt Securities are to be payable, at the election of the Company or a Holder thereof, in a currency or currencies, currency unit or units or composite currency or currencies other than that in which such Debt Securities are denominated or stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made, and the time and manner of, and identity of the exchange rate agent with responsibility for, determining the exchange rate between the currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are denominated or stated to be payable and the currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are to be so payable;

          (14) provisions, if any, granting special rights to the Holders of such Debt Securities upon the occurrence of such events as may be specified;

          (15) any deletions from, modifications of or additions to the Events of Default or covenants of the Company with respect to such Debt Securities, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth in the applicable Indenture;

          (16) whether such Debt Securities will be issued in certificated or book-entry form;

          (17) the applicability, if any, of the defeasance provisions of the applicable Indenture;

          (18) whether and under what circumstances the Company will pay Additional Amounts as contemplated in the applicable Indenture on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether the Company will have the option to redeem such Debt Securities rather than pay such Additional Amounts (and the terms of any such option); and

          (19) any other terms of such Debt Securities not inconsistent with the provisions of the applicable Indenture.

     The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). Special United States federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

CONVERSION RIGHTS

     (1) The terms, if any, on which Debt Securities of any series may be converted into shares of Common Stock or Debt Securities of another series will be set forth in the Prospectus Supplement relating thereto. To protect the Company's status as a REIT, the holders of Debt Securities of any series ("Holders") may not convert any Debt Security, and such Debt Security shall not be convertible by any Holder, if as a result of such conversion any person would then be deemed to beneficially own, directly or indirectly, 9.8% or more of the then outstanding shares of Common Stock.

     (2) The conversion price will be subject to adjustment under certain conditions, including (a) the payment of dividends (and other distributions) in shares of Common Stock; (b) subdivisions, combinations and reclassifications of shares of Common Stock; (c) the issuance to all or substantially all holders of shares of Common Stock of rights or warrants entitling them to subscribe for or purchase shares of Common Stock at a price per share (or having a conversion price per share of Common Stock) less than the then current market price; and
(iv) distributions to all or substantially all holders of shares of Common Stock or shares of any other class, of evidences of indebtedness or assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above and dividends and distributions not prohibited under the terms of the Indenture) of the Company, subject to the limitation that all adjustments by reason of any of the foregoing would not be made until they result in a cumulative change in the conversion price of at least 1%. In the event the Company shall effect any capital reorganization or reclassification of its shares of Common Stock or shall consolidate or merge with or into any trust or corporation (other than a consolidation or merger in which the Company is the surviving entity) or shall sell or transfer substantially all its assets to any other trust or corporation, the Holders shall, if entitled to convert such Debt Securities at any time after such transaction, receive upon conversion thereof, in lieu of each share of Common Stock into which the Debt Securities of such series would have been convertible prior to such transaction, the same kind and amount of stock and other securities, cash or property as shall have been issuable or distributable in connection with such transaction with respect to each share of Common Stock.

     (3) A conversion price adjustment made according to the provisions of the Debt Securities of any series (or the absence of provision for such an adjustment) might result in a constructive distribution to the Holders of Debt Securities of such series or holders of shares of Common Stock that would be subject to taxation as a dividend. The Company may, at its option, make such reductions in the conversion price, in addition to those set forth above, as the Board of Directors of the Company deems advisable to avoid or diminish any income tax to holders of shares of Common Stock resulting from any dividend or distribution of shares of Common Stock (or rights to acquire shares of Common Stock) or from any event treated as such for income tax purposes or for any other reason. The Board of Directors will also have the power to resolve any ambiguity or correct any error in the provisions relating to the adjustment of the conversion price of the Debt Securities of such series and its actions in so doing shall be final and conclusive.

     (4) Fractional shares of Common Stock will not be issued upon conversion, but, in lieu thereof, the Company will pay a cash adjustment based upon market price.

     (5) The Holders of Debt Securities of any series at the close of business on an interest payment record date shall be entitled to receive the interest payable on such Debt Securities on the corresponding interest payment date notwithstanding the conversion thereof. However, Debt Securities surrendered for conversion during the period from the close of business on any record date for the payment of interest to the opening of business on the corresponding interest payment date must be accompanied by payment of an amount equal to the interest payable on such interest payment date. Holders of Debt Securities of any series who convert Debt Securities of such series on an interest payment date will receive the interest payable by the Company on such date and need not include payment in the amount of such interest upon surrender of such Debt Securities for conversion.

CERTAIN COVENANTS

  Merger, Consolidation or Sale

     The Company may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity, provided that (a) either the Company shall be the continuing entity, or the successor entity (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets is a Person organized and existing under the laws of the United States or any State thereof and shall expressly assume payment of the principal of (and premium or Make-Whole Amount, if any) and interest on all of the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in each Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Company or any Subsidiary as a result thereof as having been incurred by the Company or such Subsidiary at the time of such transaction, no Event of Default under an Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an Officers' Certificate and legal opinion covering such conditions shall be delivered to the Trustee.

  Optional Redemption

     The Debt Securities of any series that are convertible into shares of Common Stock will be subject to redemption, in whole or from time to time in part, at any time for certain reasons intended to protect the Company's status as a REIT at the option of the Company on at least 30 days' prior notice by mail at a redemption price equal to 100% of the principal amount, plus interest accrued to the date of redemption. See DESCRIPTION OF CAPITAL
STOCK -- "Redemption and Restrictions on Transfer."

  Additional Covenants

     Any additional covenants of the Company with respect to a series of the Debt Securities will be set forth in the Prospectus Supplement relative thereto.

MODIFICATION OF THE INDENTURES

     Modifications and amendments of the Indenture may be made with the consent of the Holders of not less than a majority in principal amount of all Outstanding Debt Securities issued under such Indenture that are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each such Debt Security affected thereby, (a) change the Stated Maturity of the principal of (or premium or Make-Whole Amount, if any), or any installment of principal of or interest or Additional Amounts payable on, any such Debt Security; (b) reduce the principal amount of, or the rate or amount of interest on, or any premium or Make-Whole Amount payable on redemption of, or any Additional Amounts payable with respect to, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security or Make-Whole Amount, if any, that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the Holder of any such Debt Security; (c) change the Place of Payment, or the coin or currency, for payment of principal of (and premium or Make-Whole Amount, if any), or interest on, or any Additional Amounts payable with respect to, any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security;
(e) reduce the percentage of Outstanding Debt Securities of any series necessary to modify or amend the applicable Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the Holder of such Debt Security.

     The Holders of not less than a majority in principal amount of Outstanding Debt Securities issued under the Indenture have the right to waive compliance by the Company with certain covenants in the Indenture.

EVENTS OF DEFAULT, NOTICE AND WAIVER

     The Indenture provides that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder: (a) default for 30 days in the payment of any installment of interest or Additional Amounts payable on any Debt Security of such series; (b) default in the payment of the principal of (or premium or Make-Whole Amount, if any, on) any Debt Security of such series at its Maturity; (c) default in making any sinking fund payment as required for any Debt Security of such series; (d) default in the performance of any other covenant of the Company contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), continued for 60 days after written notice as provided in the Indenture; (e) default under any bond, debenture, note, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company (or by any Subsidiary, the repayment of which the Company has guaranteed or for which the Company is directly responsible or liable as obligor or guarantor) having an aggregate principal amount outstanding of at least $10,000,000, whether such indebtedness now exists or shall hereafter be created, which default shall have resulted in such indebtedness being declared due and payable prior to the date on which it would otherwise have become due and payable, without such acceleration having been rescinded or annulled within 10 days after written notice as provided in the Indenture; (f) the entry by a court of competent jurisdiction of one or more judgments, orders or decrees against the Company or any Subsidiary in an aggregate amount (excluding amounts fully covered by insurance) in excess of $10,000,000 and such judgments, orders or decrees remain undischarged, unstayed and unsatisfied in an aggregate amount (excluding amounts fully covered by insurance) in excess of $10,000,000 for a period of 30 consecutive days; (g) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or any Significant Subsidiary or for all or substantially all of either of its property; and (h) any other Event of Default provided with respect to such series of Debt Securities. The term "Significant Subsidiary" means each significant subsidiary as defined in Regulation S-X promulgated under the Securities Act of the Company.

     If an event of Default under the Indenture with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every such case the Trustees or Holders of not less than 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms thereof) of, and premium or Make-Whole Amount, if any, on, all of the Debt Securities of that series to be due and payable immediately by written notice thereof to the Company and to the Trustee if given by the Holders. However, at any time after such declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) may rescind and annul such declaration and its consequences if (a) the Company shall have deposited with the Trustee all required payments of the principal of (and premium or Make-Whole Amount, if any) and interest, and any Additional Amounts, on the Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the Trustee and (b) all Events of Default, other than the nonpayment of accelerated principal (or specified portion thereof and the premium or Make-Whole Amount, if any) or interest, with respect to the Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may
be) have been cured or waived as provided in the Indenture. The Indenture also provides that the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default
(i) in the payment of the principal of (or premium or Make-Whole Amount, if any) or interest or Additional Amounts payable on any Debt Security of such series or
(ii) in respect of a covenant or provision contained in the applicable Indenture that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security affected thereby.

     A Trustee is required to give notice to the Holders of Debt Securities within 90 days of a default under the applicable Indenture; provided, however, that a Trustee may withhold notice to the Holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium or Make-Whole Amount, if any) or interest or Additional Amounts payable on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if the Responsible Officers of such Trustee consider such withholding to be in the interest of such Holders.

     The Indenture provides that no Holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to such Indenture or for any remedy thereunder, except in the case of failure of the Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of such series, as well as an offer of reasonable indemnity. This provision will not prevent, however, any Holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium or Make-Whole Amount, if any), interest on and Additional Amounts payable with respect to, such Debt Securities at the respective due dates thereof.

BOOK-ENTRY SYSTEM

     The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities ("Global Securities") that will be deposited with, or on behalf of a depository (the "Depository") identified in the Prospectus Supplement relating to such series. Global Securities may be issued in fully registered form and may be issued in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Depository for such Global Security to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any nominee of such Depository to a successor Depository or any nominee of such successor.

     The specific terms of the depository arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series. The Company expects that unless otherwise indicated in the applicable Prospectus Supplement, the following provisions will apply to depository arrangements.

     Upon the issuance of a Global Security, the Depository for such Global Security or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depository ("Participants"). Such accounts shall be designated by the underwriters, dealers or agents with respect to such Debt Securities or by the Company if such Debt Securities are offered directly by the Company. Ownership of beneficial interests in such Global Security will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depository for such Global Security or its nominee (with respect to beneficial interests of Participants) and records of Participants (with respect to beneficial interests of persons who hold through Participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to own, pledge or transfer beneficial interest in a Global Security.

     So long as the Depository for a Global Security or its nominee is the registered owner of such Global Security, such Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the applicable Indenture. Except as described below or in the applicable Prospectus Supplement, owners of beneficial interest in a Global Security will not be entitled to have any of the individual Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities in definitive form and will not be considered the owners or holders thereof under the applicable Indenture.

     Payments of principal of, any premium or Make-Whole Amount and any interest on, or any Additional Amounts payable with respect to, individual Debt Securities represented by a Global Security registered in the name of a Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered owner of the Global Security. None of the Company, the Trustee, any Paying Agent or the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depository for any Debt Securities or its nominee, upon receipt of any payment of principal, premium, Make-Whole Amount, interest or Additional Amounts in respect of the Global Security representing such Debt Securities will immediately credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depository or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in such Global Security held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in street name. Such payments will be the responsibility of such Participants.

     If a Depository for any Debt Securities is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will issue individual Debt Securities in exchange for the Global Security representing such Debt Securities. In addition, the Company may at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities, determine not to have any of such Debt Securities represented by one or more Global Securities and in such event will issue individual Debt Securities in exchange for the Global Security or Securities representing such Debt Securities. Individual Debt Securities so issued will be issued in denominations of $1,000 and integral multiples thereof.

GOVERNING LAW

     The Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of Ohio.

                            DESCRIPTION OF WARRANTS

     The Company may issue, together with any other series of Securities offered or separately, Warrants entitling the holder to purchase from or sell to the Company, or to receive from the Company the cash value of the right to purchase or sell, Debt Securities, shares of Preferred Stock or Common Stock. The Warrants are to be issued under a Warrant Agreement (each a "Warrant Agreement") to be entered into between the Company and a bank or trust company, as warrant agent (the "Warrant Agent"), all as set forth in the applicable Prospectus Supplement relating to the particular issue of Warrants. Copies of the form of Warrant Agreement, including the form of Warrant Certificate representing the Warrants (the "Warrant Certificates"), are filed as exhibits to the Registration Statement of which this Prospectus forms a part.

     In the case of each series of Warrants, the applicable Prospectus Supplement will describe the terms of the Warrants being offered thereby, including the following, if applicable: (a) the offering price; (b) the currencies in which such Warrants are being offered; (c) the number of Warrants offered; (d) the securities underlying the Warrants; (e) the exercise price, the procedures for exercise of the Warrants and the circumstances, if any, that will cause the Warrants to be deemed to be automatically exercised; (f) the date on which the right to exercise the Warrants shall commence and the date on which such right shall expire; (g) U.S. federal income tax consequences; and (h) other terms of the Warrants.

     Warrants may be exercised at the appropriate office of the Warrant Agent or any other office indicated in the applicable Prospectus Supplement. Prior to the exercise of Warrants entitling the holder to purchase any securities, holders of such Warrants will not have any of the rights of holders of the securities purchasable upon such exercise and will not be entitled to payments made to holders of such securities.

     The Warrant Agreements may be amended or supplemented without the consent of the holders of the Warrants issued thereunder to effect changes that are not inconsistent with the provisions of the Warrants and that do not adversely affect the interests of the holders of the Warrants.

                          DESCRIPTION OF COMMON STOCK
                              AND PREFERRED STOCK

GENERAL

     The Company is authorized to issue 40,000,000 shares of Common Stock, $1.00 par value per share. The Company had outstanding 24,124,633 shares of common stock, $1.00 par value per share (the "Common Stock"), on October 31, 1997. The shares constitute the only class of outstanding voting securities of the Company.

     The Company is authorized to issue 10,000,000 shares of Preferred Stock, $1.00 par value per share. No shares of Preferred Stock (the "Preferred Stock") were outstanding on October 31, 1997. The Company has authorized the issuance of 13,000 shares of Junior Participating Stock, Series A ("Series A Preferred Stock") which is discussed below.

     The following statements with respect to the capital stock of the Company are subject to detailed provisions of the Company's Certificate of Incorporation, as amended (the "Certificate"), and the Company's By-Laws (the "By-Laws") as currently in effect. These statements do not purport to be complete, or to give full effect of the terms of the provisions of statutory or common law, and are subject to, and are qualified in their entirety by reference to, the terms of the Certificate and By-Laws which are filed as exhibits to the registration statement.

SERIES A PREFERRED STOCK

     On July 19, 1994, the Board of Directors of the Company authorized the issuance of one preferred share purchase right (a "Right") for each outstanding share of Common Stock. Under certain conditions, each Right may be exercised to purchase one one-thousandth of a share of Junior Participation Preferred Stock, Series A, par value $1.00 per share ("Series A Preferred Stock"), of the Company at a price of $48. The number of Rights outstanding and Series A Preferred Stock issuable upon exercise, as well as the Series A Preferred Stock purchase price, are subject to customary antidilution adjustments.

     The Rights are evidenced by the certificates for shares of Common Stock, and in general are not transferable apart from the Common Stock or exercisable until after a party has acquired beneficial ownership of, or made a tender offer for 15% or more of the outstanding Common Stock of the Company (an "Acquiring Person"), or the occurrence of other events as specified in a Rights Agreement between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent. Under certain conditions as specified in the Rights Agreement, including but not limited to, the acquisition by a party of 15% or more of the outstanding Common Stock of the Company, or the acquisition of the Company in a merger or other business combination, each holder of a Right (other than an Acquiring Person, whose Rights will be void) will receive upon exercise thereof and payment of the exercise price that number of shares of Common Stock of the Company, or of the other party, as applicable, having a market value of two times the exercise price of the Right.

     The Rights expire on August 5, 2004, and until exercised, the holder thereof, as such, will have no rights as a stockholder of the Company. At the Company's option, the Rights may be redeemed in whole at a price of $.01 per Right at any time prior to becoming exercisable. In general, the Company may also exchange the Rights at a ratio of one share of Common Stock per Right after becoming exercisable but prior to the acquisition of 50% or more of the outstanding shares of Common Stock by any party.

     Series A Preferred Stock issuable upon exercise of the Rights will not be redeemable. Each share of Series A Preferred Stock will have 1,000 votes and will be entitled to (a) a minimum preferential quarterly dividend payment equal to the greater of $25.00 per share or 1,000 times the amount of the dividends per share paid on the Common Stock, (b) a liquidation preference in an amount equal to the greater of $100 or 1,000 times the amount per share paid on the Common Stock, and (c) a payment in connection with a business combination (in which shares of Common Stock are exchanged) equal to 1,000 times the amount per share paid on the Common Stock.

COMMON STOCK

     Holders of the shares of Common Stock are entitled to receive dividends when declared by the Board of Directors and after payment of, or provision for, full cumulative dividends on and any required redemptions of shares of Preferred Stock then outstanding. Holders of the shares of Common Stock have one vote per share and noncumulative voting rights, which means that holders of more than 50% of the shares of voting Common Stock can elect all the directors if they choose to do so, and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of any voluntary or involuntary liquidation or dissolution of the Company, holders of the shares of Common Stock are to share ratably in the distributable assets of the Company remaining after the satisfaction of the prior preferential rights of the holders of the shares of Preferred Stock and the satisfaction of all debts and liabilities of the Company. Holders of the shares of Common Stock do not have preemptive rights. The transfer agent for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

PREFERRED STOCK

     The following description of the terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which a Prospectus Supplement may relate. Specific terms of any series of Preferred Stock offered by a Prospectus Supplement will be described in that Prospectus Supplement. The description set forth below is subject to and qualified in its entirety by reference to the Certificate fixing the preferences, limitations and relative rights of a particular series of Preferred Stock.

  General

     Under the Certificate, the Board of Directors of the Company is authorized, without further stockholder action, to provide for the issuance of up to 10,000,000 shares of Preferred Stock, in one or more series, with such voting powers and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as the Board of Directors shall approve.

     The Preferred Stock will have the dividend, liquidation, redemption, conversion and voting rights set forth below unless otherwise provided in the Prospectus Supplement relating to a particular series of Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of Preferred Stock offered thereby for specific terms, including: (a) the title and liquidation preference per share of such Preferred Stock and the number of shares offered; (b) the price at which such series will be issued; (c) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to accumulate; (d) any redemption or sinking fund provisions of such series; (e) any conversion provisions of such series; and (f) any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions of such series.

     The Preferred Stock will, when issued, be fully paid and nonassessable. Unless otherwise specified in the Prospectus Supplement relating to a particular series of Preferred Stock, each series will rank on a parity as to dividends and distributions in the event of a liquidation with each other series of Preferred Stock and, in all cases, will be senior to the shares of Common Stock.

  Dividend Rights

     Holders of the shares of Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors, out of assets of the Company legally available therefor, cash dividends at such rates and on such dates as are set forth in the Prospectus Supplement relating to such series of Preferred Stock. Such rate may be fixed or variable or both and may be cumulative, noncumulative or partially cumulative.

     If the applicable Prospectus Supplement so provides, as long as any shares of Preferred Stock are outstanding, no dividends will be declared or paid or any distributions be made on the Common Stock, other than a dividend payable in shares of Common Stock, unless the accrued dividends on each series of Preferred Stock have been fully paid or declared and set apart for payment and the Company shall have set apart all amounts, if any, required to be set apart for all sinking funds, if any, for each series of Preferred Stock.

     If the applicable Prospectus Supplement so provides, when dividends are not paid in full upon any series of Preferred Stock and any other series of Preferred Stock ranking on a parity as to dividends with such series of Preferred Stock, all dividends declared upon such series of Preferred Stock and any other series of Preferred Stock ranking on a parity as to dividends will be declared pro rata so that the amount of dividends declared per share on such series of Preferred Stock and such other series will in all cases bear to each other the same ratio that accrued in dividends per share on such series of Preferred Stock and such other series bear to each other.

     Each series of Preferred Stock will be entitled to dividends as described in the Prospectus Supplement relating to such series, which may be based upon one or more methods of determination. Different series of Preferred Stock may be entitled to dividends at different dividend rates or based upon different methods of determination. Except as provided in the applicable Prospectus Supplement, no series of Preferred Stock will be entitled to participate generally in the earnings or assets of the Company.

  Rights Upon Liquidation

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock will be entitled to receive out of the assets of the Company available for distribution to stockholders the amount stated or determined on the basis set forth in the Prospectus Supplement relating to such series, which may include accrued dividends, if such liquidation, dissolution or winding up is involuntary or may equal the current redemption price per share (otherwise than for the sinking fund, if any, provided for such series) provided for such series set forth in such Prospectus Supplement, if such liquidation, dissolution or winding up is voluntary, and on such preferential basis as is set forth in such Prospectus Supplement. If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to Preferred Stock of any series and any other shares of stock of the Company ranking as to any such distribution on a parity with such series of Preferred Stock are not paid in full, the holders of shares of Preferred Stock of such series and of such other shares will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled or on such other basis as is set forth in the applicable Prospectus Supplement. The rights, if any, of the holders of any series of Preferred Stock to participate in the assets of the Company remaining after the holders of other series of Preferred Stock have been paid their respective specified liquidation preferences upon any liquidation, dissolution or winding up the Company will be described in the Prospectus Supplement relating to such series.

  Redemption

     A series of Preferred Stock may be redeemable, in whole or in part, at the option of the Company, and may be subject to mandatory redemption pursuant to a sinking fund, in each case upon terms, at the times, the redemption prices and for the types of consideration set forth in the Prospectus Supplement relating to such series. The Prospectus Supplement relating to a series of Preferred Stock which is subject to mandatory redemption shall specify the number of shares of such series that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to any accrued and unpaid dividends thereon to the date of redemption.

     If, after giving notice of redemption to the holders of a series of Preferred Stock, the Company deposits with a designated bank funds sufficient to redeem such shares of Preferred Stock, then from and after such deposit, all shares called for redemption will no longer be outstanding for any purpose, other than the right to receive the redemption price and the right to convert such shares into other classes of capital stock of the Company. The redemption price will be stated in the Prospectus Supplement relating to a particular series of Preferred Stock.

     Except as indicated in the applicable Prospectus Supplement, the Preferred Stock is not subject to any mandatory redemption at the option of the holder.

  Sinking Fund

     The Prospectus Supplement for any series of Preferred Stock will state the terms, if any, of a sinking fund for the purchase or redemption of that series.

  Conversion Rights

     The Prospectus Supplement for any series of Preferred Stock will state the terms, if any, on which shares of that series are convertible into shares of Common Stock or another series of Preferred Stock. The Preferred Stock will have no preemptive rights.

  Voting Rights

     Except as indicated in the Prospectus Supplement relating to a particular series of Preferred Stock, or except as expressly required by Delaware law, a holder of Preferred Stock will not be entitled to vote. Except as indicated in the Prospectus Supplement relating to a particular series of Preferred Stock, in the event the Company issues full shares of any series of Preferred Stock, each such share will be entitled to one vote on matters on which holders of such series of Preferred Stock are entitled to vote.

     Under Delaware law, the affirmative vote of the holders of a majority of the outstanding shares of all series of Preferred Stock, voting as a separate voting group, will be required for (a) the authorization of any class of stock ranking prior to or on parity with shares of Preferred Stock or the increase in the number of authorized shares of any such stock, (b) any increase in the number of authorized shares of shares of Preferred Stock, and (c) certain amendments to the Articles that may be adverse to the rights of Preferred Stock outstanding.

  Transfer Agent and Registrar

     The transfer agent, registrar and dividend disbursement agent for a series of Preferred Stock will be selected by the Company and be described in the applicable Prospectus Supplement. The registrar for shares of Preferred Stock will send notices to stockholders of any meetings at which holders of the shares of Preferred Stock have the right to vote on any matter.

REDEMPTION AND RESTRICTIONS ON TRANSFER

     In order to preserve the Company's status as a REIT as defined in the Code, the Company can redeem or stop the transfer of its shares. The Company's Certificate of Incorporation provides that the Company is organized to qualify as a REIT. Because the Code provides that the concentration of more than 50% in value of the direct or indirect ownership of its shares in five or fewer individual stockholders during the last six months of any year would result in the disqualification of the Company as a REIT, the Company's Certificate of Incorporation provides that the Company has the power to treat any transfer or issuance resulting in the 9.8% to be exceeded as null and void and treat the stockholder as holding the securities on behalf of the Company.

REIT QUALIFICATION

     Generally, for each taxable year during which the Company qualifies as a real estate investment trust, it will not be taxed on the portion of its taxable income (including capital gains) that is distributed to stockholders. Any undistributed income or gains will be taxed to the Company at regular corporate tax rates. The Company will be subject to tax at the highest corporate rate on its net income from foreclosure property, regardless of the amount of its distributions. The highest corporate tax rate is currently 35%. Failure to qualify could result in the Company's incurring indebtedness and perhaps liquidating investments in order to pay the resulting taxes.

                              PLAN OF DISTRIBUTION

     The Company may sell Offered Securities to or through underwriters or may sell Offered Securities to investors directly or through designated agents. Any such underwriter or agent involved in the offer or sale of the Offered Securities will be named in the applicable Prospectus Supplement.

     Underwriters may offer and sell the Offered Securities at a fixed price or prices, which may be changed, or from time to time, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as agents to offer and sell the Offered Securities upon the terms and conditions set forth in the Prospectus Supplement. In connection with the sale of the Offered Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Securities for whom they may act as agent. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions (which may be changed from time to time) from the underwriters and or from the purchasers for whom they may act as agents.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Offered Securities and any discounts, concessions, or commissions allowed by the underwriters to participating dealers would be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase Offered Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each contract will be for an amount not less than, and the principal amount of Offered Securities sold pursuant to Contracts shall not be less or more than the respective amount stated in such Prospectus Supplement. Institutions with which Contracts, when authorized, may be made with commercial and savings banks, insurance companies, pension funds, investment companies, education and charitable institutions and other institutions, but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (a) the purchase by an institution of the Offered Securities covered by its Contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject; and (b) the Company shall have sold to such underwriters the total principal amount of the Offered Securities less the principal amount thereof covered by Contracts. The commission indicated in the Prospectus Supplement will be paid to agents and underwriters soliciting purchases of Offered Securities pursuant to Contracts accepted by the Company. Agents and underwriters shall have no responsibility in respect to this delivery or performance of Contracts.

     Certain of the underwriters and their affiliates may be customers of, engaged in transaction with, and perform services for, the Company in the ordinary course of business.

                                 LEGAL OPINIONS

     The validity of the Offered Securities will be passed upon by Shumaker, Loop & Kendrick, LLP, Toledo, Ohio.

                                    EXPERTS

     The consolidated financial statements of Health Care REIT, Inc. appearing in Health Care REIT, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

======================================================
     No person has been authorized in connection with the offering made hereby to give any information or to make any representations, other than those contained herein and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus Supplement and the Prospectus do not constitute an offer to sell or the solicitation of an offer to buy any of these securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this Prospectus Supplement and the Prospectus at any time does not imply that the information in the Prospectus Supplement and the Prospectus is correct as of any time subsequent to its date.
                               ------------------

              TABLE OF CONTENTS

                                             PAGE
                                             ----
          PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary.............    S-3
The Company...............................    S-5
Recent Developments.......................    S-7
Use of Proceeds...........................    S-7
Capitalization............................    S-8
Selected Financial Information............    S-9
Management's Discussion and Analysis
  of Financial Condition and Results of
  Operations..............................   S-11
Management................................   S-15
Description of Series B Preferred Stock...   S-16
Taxation..................................   S-23
Underwriting..............................   S-25
Legal Matters.............................   S-26
Experts...................................   S-26

     PROSPECTUS DATED JANUARY 7, 1998
Available Information.....................      2
Incorporation of Certain Documents by
  Reference...............................      2
The Company...............................      3
Use of Proceeds...........................      3
Ratio of Earnings to Fixed Charges........      3
Description of Debt Securities............      3
Description of Warrants...................     11
Description of Common Stock and Preferred
  Stock...................................     11
Plan of Distribution......................     15
Legal Opinions............................     16
Experts...................................     17

======================================================
======================================================

                               3,000,000 SHARES

                               Health Care REIT
                                    [Logo]

                                8 7/8% SERIES B
                             CUMULATIVE REDEEMABLE
                                PREFERRED STOCK

                    ---------------------------------------

                             PROSPECTUS SUPPLEMENT
                    ---------------------------------------

                                 BT Alex. Brown

                              Salomon Smith Barney

                            EVEREN Securities, Inc.

                                Raymond James &
                                Associates, Inc.

                                  May 7, 1998

======================================================